Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Nine Months Ended

	Sept. 28,	Sept. 29,
	2002	2001

Income before taxes	$2,857	$1,389

Add fixed charges net of capitalized interest	113	91

Income before taxes and fixed charges (net of capitalized interest)	$2,970	$1,480

Fixed charges:

Interest	$67	$41

Capitalized interest	1	5

Estimated interest component of rental expense	46	50

Total	$114	$96

Ratio of earnings before taxes and fixed charges, to fixed charges	26	15